[SHEFSKY & FROELICH LTD. LETTERHEAD]

Michael J. Choate
Direct: 312-836-4066
Facsimile: 312-275-7554
E-mail: mchoate@shefskylaw.com

In Reference to: 026829-21

July 25, 2007

Via Federal Express and EDGAR

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007

Dear Ms. van Doorn:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to comments contained in your correspondence dated July 12, 2007.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Item 9A.  Controls and Procedures, page 87

1.             We note your statement that the CEO and CFO have concluded that, subject to the limitations noted, the company’s disclosure controls and procedures are effective.  Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your

Ms. Linda van Doorn

July 25, 2007

disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:  The Company’s principal executive officer and principal financial officer had concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective without qualification, and the Company did not intend to imply that these conclusions were in any way limited or qualified.  The Company included a discussion of the possible limitations on the effectiveness of controls and procedures in its Form 10-K solely for general background purposes, and did not mean to suggest that the effectiveness of the Company’s own controls and procedures was limited.  However, the Company understands how the limitations described in its Form 10-K could be interpreted to qualify the conclusions of its management, and therefore has amended this disclosure to remove any discussion of the possible limitations on effectiveness.   A copy of the Company’s Form 10-K/A as filed on July 25, 2007, which amends Item 9A, is enclosed herewith.

Note (1) Organization, page 59

2.             The note indicates that for joint ventures that are not VIEs of which the company owns less than 100% of the equity interests, the company consolidates the property if it receives substantially all of the economics or has the ability to make major decisions.  Since these entities are not VIEs and thus not subject to FIN 46, clarify to us how the application of ARB 51 or SOP 78-9 and EITF 04-5 support the consolidation of these entities.

Response:  The Company considers FASB Interpretation No. 46R (Revised 2003): “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51” (“FIN 46R”), EITF 04-05: “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” and SOP 78-9: “Accounting for Investments in Real Estate Ventures,” to determine the method of accounting for each of its partially-owned entities.  In instances where the Company determines that a joint venture is not a VIE, it first considers EITF 04-05.  The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcomes the presumption of control by the general partner and consolidation by the general partner.  Other than its interest in MB REIT (discussed in comment #3 below), the Company had no other investments, as of December 31, 2006, that were not considered VIEs and only one other investment that was not considered a VIE as of March 31, 2007.  The Company is not the managing member of the LLC, has substantive participating rights but does not control this entity.  As such, the Company has

Ms. Linda van Doorn

July 25, 2007

concluded that the equity method of accounting is the appropriate accounting for this investment.  In future filings the Company will clarify its policy disclosure.

3.             The note indicates that MB REIT is consolidated because the company has the direct ability to make major decisions for MB REIT.  Please provide us with a more specific explanation of the basis in GAAP for consolidating MB REIT.

Response:  The Company has evaluated the accounting for MB REIT in accordance with FIN 46R and ARB 51.  In performing its analysis the Company determined that MB REIT is not a variable interest entity under FIN 46R.  As such, the Company has evaluated its interest in MB REIT pursuant to ARB 51. With respect to MB REIT, the Company has a controlling financial interest in MB REIT as it owns 98% of the voting stock of MB REIT, controls three out of five voting directors’ positions of MB REIT, and holds key management positions in MB REIT.  As such the Company has concluded that MB REIT should be consolidated by the Company.  In future filings the Company will clarify its disclosures as to the basis in GAAP for consolidating MB REIT.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

MJC/kak/1052831_2

cc:	Brenda G. Gujral
Lori J. Foust